Mail Stop 0407

      February 25, 2005


Mr. Kurt A. Johnson
President and Chief Executive Officer
Fastclick, Inc.
360 Olive Street
Santa Barbara, CA 93101

	RE:	Fastclick, Inc.
		Amendment #2 to Form S-1
		Filed February 17, 2005
		File No. 333-121528

Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Please amend your Form S-1 in response to these comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Use of Proceeds, page 26

1. We note your response to comment #7. Please quantify the amount intended to be allocated for each purpose you cite in this section.
In this regard, you may add appropriate qualifying language stating that the amounts are estimates and are subject to change.

Business, Technology, page 56

2. We note your response to comment #13; however, it is still unclear what your new technology does. For example, what is a "search engine advertising campaign?" Also, what do you mean that your technology will "remove key words that do not meet an advertiser`s campaign objectives?" Please revise this disclosure to more clearly describe what your technology will do.


Executive Compensation, page 65

3. We note the disclosure of the bonus plan that the board established on February 2, 2005. To the extent possible, provide more specific disclosure about the parameters that you will evaluate in determining whether bonuses are to be paid. Are the bonuses based on revenue levels or earnings goals that can be expressed in qualitative terms?

Underwriting, page 88

4. As requested in prior comment #16, please ensure that the end of clause (2) is revised to add "and those procedures have not changed."

Financial Statements

5. Please tell us if you have issued any stock options since
December
31, 2004, and if so, provide us a comparison of the fair value of the common stock on the grant date to your estimated offering price per share.

6. We note your response to comments #19 and #20 and await the revisions that you have committed to make including limiting your pro forma information to the most recent year, as requested in our previous comment #45.

*    *    *    *

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Indicate in the cover letter where you have made changes in the amendment. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR.

      You may contact Drew Walker, Staff Accountant, at (202) 942-2893 or Robert Littlepage, Accountant Branch Chief, at (202) 942-1947
if you have questions regarding comments on the financial statements and related matters. Please contact Reginald A. Norris, Staff Attorney, at (202) 942-2875 or me at (202) 942-1990 with any other questions.


							Sincerely,



							Michele M. Anderson
							Legal Branch Chief


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Mr. Kurt A. Johnson
Fastclick, Inc.
February 25, 2005
Page 2